UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐ No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

On February 12, 2010, CorpBanca published on its web site its monthly interim financial results as of January 31, 2010. The press release is attached hereto as Exhibit 99.1.

On February 15 and 16, 2010, CorpBanca republished a notice in the Chilean newspaper La Tercera (originally published February 9, 2010) announcing its Ordinary General Shareholders’ Meeting to be held on February 25, 2010. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

On February 17, 2010, CorpBanca published a notice in the Chilean newspaper La Tercera announcing the record date for its Ordinary Shareholders’ Meeting to be held on February 25, 2010. An unofficial English translation of the notice is attached hereto as Exhibit 99.3.

On February 18, 2010, CorpBanca issued a press release announcing the details of a conference call to discuss its fourth quarter 2009 results. The press release is attached hereto as Exhibit 99.4.

On February 22, 2010, CorpBanca notified the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) of the decision by its Board of Directors to disclose to the general public as a material event the calculation of the dividend per share to be distributed, if approved by its shareholders, in respect of CorpBanca’s fiscal year 2009 financial results. An unofficial English translation of the letter is attached hereto as Exhibit 99.5.

On March 1, 2010, CorpBanca issued a press release announcing the release of its fourth quarter 2009 results and the details of a rescheduled conference call to discuss its fourth quarter 2009 results. The press release is attached hereto as Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer

Date: March 2, 2010

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 12, 2010 announcing CorpBanca’s monthly interim financial results as of January 31, 2010.

99.2	Unofficial English translation of CorpBanca’s republished notices in the Chilean newspaper La Tercera on February 15 and 16, 2010 announcing its Ordinary General Shareholders’ Meeting.

99.3	Unofficial English translation of CorpBanca’s notice in the Chilean newspaper La Tercera on February 17, 2010 announcing the record date for its Ordinary General Shareholders’ Meeting.

99.4	Press release dated February 18, 2010 announcing CorpBanca’s the details of a conference call to discuss its fourth quarter 2009 results.

99.5	Unofficial English language translation of CorpBanca’s letter to the Chilean Superintendency of Securities and Insurance dated February 22, 2010, providing notice of the decision by its Board of Directors to disclose to the general public as a material event the calculation of the dividend per share to be distributed, if approved by its shareholders, in respect of CorpBanca’s fiscal year 2009 financial results.

99.6	Press release dated March 1, 2010 announcing the release of CorpBanca’s fourth quarter 2009 results and the details of a rescheduled conference call to discuss its fourth quarter 2009 results.